# OLLY AWAKE, LLC.

# FINANCIAL STATEMENTS

*For the fiscal year ended December 31, 2019 and 2018*

*(Unaudited)*

# Olly Awake LLC
# Balance Sheet

|  | As of Dec 31, 2019 | | As of Dec 31, 2018 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets | | | | |
| **Cash and Cash Equivalents** | $ | 226.67 | $ | 345.42 |
| **Total Current Assets** | $ | 226.67 | $ | 345.42 |
| **TOTAL ASSETS** | $ | 226.67 | $ | 345.42 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Loan Payable | $ | 3,333.34 | $ | 3,333.34 |
| **Total Current Liabilities** | $ | 3,333.34 | $ | 3,333.34 |
| Long-Term Liabilities | | | | |
| Loan Payable | | 894.49 | | 4,227.85 |
| **Total Long-Term Liabilities** | $ | 894.49 | $ | 4,227.85 |
| **Total Liabilities** | $ | 4,227.83 | $ | 7,561.19 |
| | | | | |
| Equity | | | | |
| Member's Equity | $ | (4,001.16) | $ | (7,215.77) |
| **Total Equity** | -$ | 4,001.16 | -$ | 7,215.77 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 226.67 | $ | 345.42 |

# Olly Awake LLC
## Statement of Operations

| | | Jan - Dec 2019 | | Jan - Dec 2018 |
|---|---|---:|---|---:|
| **Operating Income** | | | | |
| Sales | | 4,116.32 | | 2,316.06 |
| **Total Income** | $ | 4,116.32 | $ | 2,316.06 |
| **Cost of Goods Sold** | | | | |
| Materials & Supplies | | 552.95 | | 1,271.97 |
| Production Costs | | 0.00 | | 11,368.21 |
| Production Vendors | | 1,565.00 | | 300.00 |
| Shipping | | 27.51 | | 0.00 |
| Shopify Fees | | 374.16 | | 374.16 |
| **Total Cost of Goods Sold** | $ | 2,519.62 | $ | 13,314.34 |
| **Gross Profit** | $ | 1,596.70 | $ | (10,998.28) |
| **Operating Expenses** | | | | |
| Advertising & Marketing | | 37.00 | | 486.61 |
| Bank Charges & Fees | | 356.59 | | 120.41 |
| Legal & Professional Services | | 0.00 | | 383.75 |
| Office & Administrative | | 30.49 | | 260.05 |
| Outside Services | | 1,103.88 | | 1,542.83 |
| Travel | | 0.00 | | 697.22 |
| **Total Expenses** | $ | 1,527.96 | $ | 3,490.87 |
| **Net Income (Loss)** | $ | 68.74 | $ | (14,489.15) |

**Olly Awake LLC**

Consolidated Statement of Equity

| | 2019 | 2018 |
|---|---|---|
| Beginning Balance | $ (7,215.77) | $ 3,029.30 |
| Contributions | $ 3,145.87 | $ 4,244.08 |
| Net Income (Loss) | $ 68.74 | $ (14,489.15) |
| Ending Balance | $ (4,001.16) | $ (7,215.77) |

## Olly Awake LLC
## Statement of Cash Flows

|  | 2019 | | 2018 | |
|---|---|---|---|---|
| OPERATING ACTIVITIES | | | | |
| Net Income | $ | 68.74 | $ | (14,489.15) |
| Net cash provided by operating activities | $ | 68.74 | $ | (14,489.15) |
| FINANCING ACTIVITIES | | | | |
| Loan Payable | $ | (3,333.36) | $ | 7,561.19 |
| Member's Equity | $ | 3,145.87 | | 4,244.08 |
| Net cash provided by financing activities | $ | (118.75) | $ | 11,805.27 |
|  | | | | |
| Cash at beginning of period | | 345.42 | $ | 3,029.30 |
| Net cash increase (decrease) for period | $ | (118.75) | $ | (2,683.88) |
| Cash at end of period | $ | 226.67 | $ | 345.42 |

**OLLY AWAKE, LLC.**

**NOTES TO THE FINANCIAL STATEMENTS**

Fiscal Years Ended December 31, 2019 and 2018

1. **ORGANIZATION AND PURPOSE**
   Olly Awake, (the "Company"), is a limited liability corporation organized under the laws of the State of Ohio. The Company produces and sells clothing designed to be gender equal.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) **Basis of Accounting**
      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) **Fiscal Year**
      The Company operates on a 52-week fiscal year ending on December 31.

3. **SUBSEQUENT EVENT**
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company.